WESTMORELAND CAPITAL CORPORATION
FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 North Forest Road
(No. and Street)

Getzville	New York	14068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Iak 716-636-0401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rizzo, DiGiacco, Hern & Baniewicz, CPA's, PLLC
(Name – *if individual, state last, first, middle name*)

69B Monroe Ave	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Matthew Iak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westmoreland Capital Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

JOSHUA M SMITH
Notary Public, State of New York
Qualified in Erie County
No. 6218382
Commission Expires Mar. 01, 20 18

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholder
of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

We have audited the accompanying statement of financial condition of Westmoreland Capital Corporation (a wholly-owned subsidiary of J.M. Jayson & Company, Inc.) as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Westmoreland Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westmoreland Capital Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Westmoreland Capital Corporation's financial statements. The supplemental information is the responsibility of Westmoreland Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rizzo DiGiacco Hern & Baniewicz CPA's

Pittsford, New York

February 21, 2017

Rizzo, DiGiacco, Hern & Baniewicz, CPAs
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.662.5046 * Fax 585.662.5153
www.rizzodigiacco.com

1

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	484,965
Commissions receivable		3,518,508
Prepaid expenses		1,058
Equipment, net of depreciation		417
Total Assets	$	4,004,948
Liabilities and Shareholders' Equity		
Liabilities		
Commissions Payable	$	3,187,487
Accounts payable and accrued expenses		353,787
Accrued payroll and benefits		340,000
Total Liabilities		3,881,274
Shareholders' Equity		
Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding		5,500
Additional paid-in capital		319,607
Accumulated deficit		(201,433)
Total Shareholders' Equity		123,674
Total Liabilities and Shareholders' Equity	$	4,004,948

See accompanying notes to financial statements

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Operations
For the Year Ended December 31, 2016

Revenue

Commission income	$ 12,793,050
Total Revenue	12,793,050

Expenses

Commission expense	9,133,160
Payroll, payroll taxes, and employee benefits	2,400,693
Due diligence	1,042,670
Marketing expense	300,740
Insurance expense	1,286
Membership dues & fees	46,631
Professional expense	84,642
Other expenses	43,801
Total Expenses	13,053,623
Other income	1
Loss before Provision for Income Taxes	(260,572)
Provision for income taxes - current	7,205
Net Loss	$ (267,777)

See accompanying notes to financial statements

3

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance December 31, 2015	$ 5,500	$ 319,607	$ 66,344	$ 391,451
Net loss	-	-	(267,777)	(267,777)
Balance December 31, 2016	$ 5,500	$ 319,607	$ (201,433)	$ 123,674

See accompanying notes to financial statements

4

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:

Net loss	$	(267,777)
Depreciation		418
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Decrease (increase) in commission receivable		(1,451,293)
Decrease (increase) in other receivable		4,205
Decrease (increase) in prepaid expenses		(1,058)
Increase (decrease) in commissions payable		1,543,087
Increase (decrease) in accounts payable and accrued expenses		142,184
Increase (decrease) in federal tax liability		(127,833)
Increase (decrease) in accrued payroll and benefits		59,770
Total Adjustments		169,062
Net Cash Used In Operating Activities		(98,297)
Net Change in Cash and Cash Equivalents		(98,297)
Cash and Cash Equivalents - Beginning of Year		583,262
Cash and Cash Equivalents - End of Year	$	484,965

See accompanying notes to financial statements

5

1. THE COMPANY

Westmoreland Capital Corporation (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker who does not take possession of customer funds or carry customer accounts. The Company is engaged primarily in the sale of mutual fund investment and units of limited partnership interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Receivables - Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable are primarily from the parent company for sale of limited partnership interests. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables, and, as such, an allowance for doubtful accounts has not been established.

Income taxes- The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification FASB ASC 740 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2016. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Marketing- Costs are expensed as incurred and are included in Marketing expense in the Statement of Operations.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, receivables, and payables. At December 31, 2016, cash, receivables, and payables, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

As of December 31, 2016, all financial instruments are recorded at cost which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied in valuing any financial instruments.

4. RELATED PARTY TRANSACTIONS

The Company is engaged principally in the sale of mutual fund investments and units of limited partnership interests. These units of limited partnership interests are primarily for ventures in which the Company's parent company or affiliates are involved.

The Company files a consolidated income tax return with its parent company. As such, the Company's receivable or payable related to its Federal tax expense or benefit is recorded in the related affiliate receivable or payable. During 2016, the Company recognized no Federal tax expense.

The Company has entered into a Shared service agreement with a related party, US Energy Development Corporation, Inc. to pay US Energy Development Corporation, Inc. for certain shared services, including but not limited to compensation costs of employees performing services for Westmoreland, direct costs for activities attributable to Westmoreland, and indirect costs for activities conducted jointly with Westmoreland. The total amount of shared services amounted to $132,254 for the year ended December 31, 2016.

The Company has entered into a Discretionary Contribution Agreement with a related party, US Energy Development Corporation, Inc. to pay for costs incurred by US Energy Development Corporation, Inc. for the general marketing of its offerings, which indirectly benefit Westmoreland Capital Corporation. Whether to contribute toward these expenses is the sole discretion of Westmoreland based on a number of factors. The total amount of discretionary contribution amounted to $300,000 for the year ended December 31, 2016.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $431,179, which was $172,427 more than its required net capital of $258,752 and a ratio aggregate indebtedness to net capital of 9 to 1.

6. INCOME TAXES

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Accounting Standards Codification Topic 740, Income Taxes (ASC 740), as if the Company were a separate taxpayer rather than a member of the parent company's consolidated income tax group. Differences between the Company's separate company income tax provision and cash flows attributable to income taxes pursuant to the provisions of the Company's tax sharing arrangement with the parent company have been recognized as capital contributions from, or dividends to, the parent company.

6. INCOME TAXES (Cont.)

For 2016, the Company has recognized a net federal income tax benefit in the amount of ($77,225). The net federal tax benefit resulting from the tax effected current year net operating loss incurred and the resulting federal tax refund receivable from J.M. Jayson & Co., Inc. has been recorded as a deferred tax asset. The deferred tax asset has been fully reserved because it is uncertain as to when the benefit of the deferred tax asset would be realized on the consolidated tax return of J.M. Jayson & Company, and therefore there is no income tax benefit or deferred tax asset recorded in the accompanying financial statements. The Company files separate State income tax returns. The company made payments of $7,205 in 2016.

The Company recognizes the financial statement effects of tax positions taken or expected to be taken in its tax return when it is more-likely-than-not, based on technical merits, that the tax position will be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. At December 31, 2016, management determined the Company had no uncertain tax positions which would fail such recognition criteria. The Company is no longer subject to tax examination for the years ended December 31, 2013 and prior.

7. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's accounts receivable are due from certain vendors and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, and accounts receivable.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue, and has determined that any events or transactions occurring during this period that would require recognition of disclosure are properly disclosed in these financial statements.

9. CONCENTRATION

In 2016, the Company realized commission revenue from the sale of units in three programs, which are: Strategic Income Fund IV, USEDC 2016 Drilling Fund and the Royalty Exchange Program I. Commission revenue from these placements amounted to 100% of the Company total revenue, in the following order: 32%, 66%, and 2% respectively.

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

1.	Total ownership equity from Statement of Financial Condition	$	123,674
2.	Deduct: Ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		123,674
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		123,674
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition		(332,496)
	B. Secured demand note deficiency		-
	C. Commodity futures contracts and spot commodities		-
	D. Other deductions and/or charges		-
7.	Other additions and/or allowable credits		640,000
8.	Net capital before haircuts on securities positions		431,179
9.	Haircuts on securities:		
	A. Contractual securities commitments		-
	B. Subordinated securities borrowings		-
	C. Trading and investment securities:		
	1. Exempted securities		-
	2. Debt securities		-
	3. Options		-
	4. Other securities		-
	D. Undue concentration		-
	E. Other		-
10.	Net capital Continued on next page	$	431,179

10

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital (Cont'd)
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 258,752
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 258,752
14.	Excess net capital (line 10 less line 13)	$ 172,427
15.	Net capital less greator of 10% of line 19 or 120% of line 12.	$ 43,051

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 3,881,274
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 3,881,274
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	900%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by Westmoreland Capital Corporation and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.

WESTMORELAND CAPITAL CORPORATION
REPORT OF EXEMPTION CLAIMED UNDER C.F.R §240.15c3-3(k)
DECEMBER 31, 2016

To the best of my knowledge and belief, Westmoreland Capital Corporation, claims exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provision") for the entire year ended December 31, 2016.

To the best of my knowledge and belief, Westmoreland Capital Corporation, has met the identified exemption provision under 17 C.F.R. §240.15c3-3(k)(1) throughout the entire year ended December 31, 2016 as described in paragraph (d)(4)(iii) of this section without exception.

Matthew Iak,
President

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholder
of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

We have reviewed management's statements, included in the accompanying Report of Exemption Claimed Under C.F.R. §240.15c3-3(k), in which (1) Westmoreland Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westmoreland Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(1)) (the "exemption provision") and (2) Westmoreland Capital Corporation stated that Westmoreland Capital Corporation met the identified exemption provision throughout the most recent fiscal year without exception. Westmoreland Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westmoreland Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rizzo DiGiacco Hern & Baniewicz CPA

Pittsford, New York

February 21, 2017

Rizzo, DiGiacco, Hern & Baniewicz, CPAs
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.662.5046 * Fax 585.662.5153
www.rizzodigiacco.com

13

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(l).